Hogan & Hartson
l.l.p.

COLUMBIA SQUARE 555 THIRTEENTH STREET, NW WASHINGTON, DC 20004-1109 TEL. (202) 637-5600 FAX (202) 637-5910 WWW.HHLAW.COM

November 16, 2005

Mark P. Shuman
U.S. Securities and Exchange Commission
450 5th Street, NW
Mail Stop 4-6
Washington, DC 20549
Re:	ACE*COMM Corporation Registration Statement on Form S-3 Filed October 14, 2005 File No. 333-129029 Form 10-K for the fiscal year ended June 30, 2005 File No. 0-21059
Dear Mr. Shuman:
     On behalf of ACE*COMM Corporation (“ACE*COMM”), set forth below are ACE*COMM’s responses to the Staff’s comments in its letter dated November 10, 2005 relating to ACE*COMM’s Form 10-K/A (comment numbers 8-10). ACE*COMM’s responses to the Staff’s comments are set forth below beneath the text of the corresponding comment from the comment letter.
     ACE*COMM is currently preparing a response to the Staff’s comments on the Registration Statement on Form S-3 (comment numbers 1-7), which will be filed shortly with a further letter addressing the Staff’s comments.
Form 10-K/A for the fiscal year ended June 30, 2005
Item 9A, Disclosure of Controls and Procedures, page 34
8.	We note that you amended your Form 10-K on September 28, 2005. Tell us what consideration, if any, has been given, to your officers’ conclusions concerning the effectiveness of the disclosure controls and procedures. In this regard, we note that you amended Note 10 to your audited financial statements. Please tell us if management, as a result of the required amendment to your Form 10-K, continues to believe that your disclosure controls and procedures were effective as of June 30, 2005. Describe the officers’ views concerning the amendment to the financial statements and its impact on the conclusions as to effectiveness of the disclosure controls and procedures.

Response: On September 28, 2005, the Company filed an amended Annual Report on Form 10-K/A for the fiscal year ended June 30, 2005. In that filing the Company amended Note 10 to the consolidated financial statements to correct an erroneous statement regarding there being no warrants outstanding on June 30, 2005. That statement, part of the general discussion of stockholders’ equity, was inconsistent with the correct information disclosed on page 25 of the Annual Report previously filed in August 2005 and with the information in the Current Report on Form 8-K previously filed in April 2005 to report the transaction in which the warrants were issued.

Despite this error in Note 10, the Company’s management continues to believe that ACE*COMM’s disclosure controls and procedures were effective as of June 30, 2005.

In reaching this conclusion, the officers have noted that in preparing an Annual Report on Form 10-K (and Quarterly Report on Form 10-Q), the Company conducts several internal reviews on the document. The Chief Financial Officer and controller review the entire document, and members of the accounting staff are responsible for checking all figures in the document and making sure the numbers tie to the Company’s financial records. The document is reviewed by outside counsel, particularly with regard to textual disclosures, and is reviewed more than once by the independent auditors as part of their audit process and issuance of their opinion regarding the consolidated financial statements and the notes thereto. The document goes to both the audit committee and the board of directors for review, and is filed only after all comments from the committee, the board and outside counsel and accounts have been considered. The Company believes this process is consistent with those of other companies and with the guidance from COSO and other sources on procedures for smaller public companies.

The officers have considered why this process, which was followed for the 2005 Form10-K, did not identify the error in Note 10, and whether further processes are appropriate to identify such errors in the future. The officers believe that the mistake would have been identified and corrected if the disclosure in Note 10 had included a number for warrants outstanding (such as zero), since it then would have been identified by the accounting team reviewing the filing as not matching the Company’s financial records, and it also likely would have been identified and corrected as part of the auditing process. The Company will confirm with its accounting staff that textual discussion effectively consisting of numerical items is also checked against the Company’s financial records as part of internal reviews.

The officers did confirm, following discussions with outside counsel, that the principal discussion in the Form 10-K of the transaction in which the warrants had been issued had been reviewed internally and by outside counsel, and the Company believes that disclosure (which was not amended in the Form 10-K/A) is correct. The officers similarly confirmed, following discussions with outside counsel, that the discussion in the Current Report on Form 8-K regarding the specific transaction in which the warrants had been issued had been reviewed internally and by outside counsel, and the Company believes that disclosure is correct. The Company believes that the more comprehensive disclosures do furnish adequate disclosure to investors regarding the transaction in which the outstanding warrants were issued.

Accordingly, given the processes used by the Company in the preparation of its filings, the Company’s view that these processes are consistent with those of similarly sized companies and existing guidance on procedures for smaller public companies, and that correct disclosures were included in the more comprehensive discussions of the transaction in which the warrants were issued, the officers believe that the error in Note 10 corrected by the Form 10-K/A is not reflective of a material weakness in the Company’s disclosure controls and procedures as of June 30, 2005.

9.	We note your disclosure that you had no significant changes made in your internal controls over financial reporting that occurred during your fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. However, Item 308(c) of Regulation S-K requires you to disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm that you had no change to your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. You should take this comment into consideration in preparing your future Item 308(c) disclosure.

Response: The Company has confirmed that it had no change to its internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting. The Quarterly Report on Form 10-Q filed on November 14, 2005 contains such language with regard to the quarter ended September 30, 2005, and the Company will take this comment into consideration in preparing future Item 308(c) disclosure.
Exhibits 31.1 and 31.2
10.	Please confirm that Messrs Jimenez and Delmar signed these certifications in their individual capacity. In preparing future 302 certifications, please note that the language of the certification may not be altered in any manner. In this regard, you should not include the title of the office held by the signatory in the first line of the certifications.

Response: The Company has confirmed that Messrs Jimenez and Delmar signed their 302 certifications in their individual capacities. The Quarterly Report on Form 10-Q filed on November 14, 2005 does not contain the title of the office held by the signatory in the first line of the certifications, and the Company will take this comment into consideration in preparing future 302 certifications.

     Your attention to this response is greatly appreciated. Should you have any questions concerning the above, please do not hesitate to call me at (202) 637-5736 or Frank A. Bacelli at (202) 637-8769.

Respectfully submitted,
/s/ Steven M. Kaufman
Steven M. Kaufman

Enclosures
cc:	Steven R. Delmar Frank A. Bacelli

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